Exhibit 4.23

Final

Bid Agreement

Cemex Australia Pty Ltd

Cemex,S.A.B. de C.V

Rinker Group Limited

Bid Agreement

Date [	] April 2007
Among the parties	Cemex Australia Pty Ltd ACN 122 401 405 of Level 4 126 Phillip St Sydney NSW (Bidder);

Cemex, S.A.B. de C.V. of Av. Ricardo Margain Zozaya 325, C.P. 66265 San Pedro Garza Garcia, N.L. Mexico (Cemex)

Rinker Group Limited ABN 53 003 433 118 of Level 8, Tower B, 799 Pacific Hwy Chatswood NSW (Target).

Background	(a)	The Bidder has agreed to vary the terms of the Takeover Offer:
(i)	by increasing the consideration payable to the Target Shareholders under the Takeover Offer to the Higher Price;
(ii)	to allow the Target Shareholders to retain the Interim Dividend without any reduction in the consideration payable to the Target Shareholders under the Takeover Offer; and
(iii)	by freeing the Takeover Offer from all of the defeating conditions other than the 90% Condition.
(b)	The directors of the Target have agreed to recommend to the Target Shareholders acceptance of the Offer at the Higher Price, in the absence of a superior proposal.
The parties agree	as set out in the Operative part of this agreement, in consideration of, among other things, the mutual promises contained in this agreement.

1	Definitions and interpretation

1.1	Definitions

The meanings of the terms used in this document are set out below.

Term	Meaning
90% Condition	the condition in clause 8.6(a) of the Bidder’s Statement.
ASIC	Australian Securities and Investments Commission.
ASX	Australian Securities Exchange Limited.
Australian Dollar Price	AUD 19.50
Bidder’s Statement

the Bidder’s Statement of the Bidder dated 30 October 2006 (as previously supplemented by the First Supplementary Bidder’s Statement dated 8 December 2006, the Second Supplementary Bidder's Statement dated 23 January 2007 and the Third Supplementary Bidder's Statement dated 22 March 2007), which shall be modified pursuant to a supplementary Bidder's Statement in accordance with the terms and conditions set forth herein.

Business Day	a business day as defined in the ASX listing rules.
Competing Proposal

any expression of interest, proposal or offer in relation to a bid, scheme, joint venture, dual listed company structure, purchase of a main undertaking, asset purchase, share issue or other similar reorganisation or transaction pursuant to which, if the transaction or arrangement is entered into or completed, either (a) the Target will issue more than 20% of the Target’s voting shares as consideration for the shares or assets of a third party or (b) a third party will:

1       acquire (whether directly or indirectly) or become the holder of, or otherwise acquire, have a right to acquire or have an economic interest in all or a significant proportion of the business of the Target Group;

2       acquire (whether directly or indirectly) a relevant interest in, become the holder of, or otherwise acquire, have a right to acquire or have an economic interest in more than 20% of the Target’s voting shares;

3       acquire control (as determined in accordance with section 50AA of the Corporations Act) of the Target; or

4       otherwise acquire or merge with the Target (including by way of a scheme of arrangement, reverse takeover bid or dual listed companies structure).

Term	Meaning
Corporations Act	the Corporations Act 2001 (Cth).
Divestiture Trigger

the day on which Bidder elects a majority of the board of directors of Target or 45 days after Bidder obtains legal ownership of a number of Target shares in excess of 50% of the issued shares in Target, whichever is sooner.

DoJ	U.S. Department of Justice
DOJ Settlement

the settlement between Cemex and the U.S. Department of Justice relating to the Takeover Offer as set forth in the Final Judgment of the U.S. District Court for the District of Columbia dated as of April 4, 2007 and the Hold Separate Stipulation and Order between Cemex and the U.S. Department of Justice dated as of April 4, 2007.

Government Agency

any government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any state.

Higher Price	US$15.85 for each ordinary share in the Target.
Interim Dividend	the dividend of A$0.16 per ordinary share (which had a record date of 24 November 2006) previously paid by the Target to its shareholders.
Offer	the offer set out in the Bidder's Statement by Bidder to acquire all shares in the Target at the Higher Price.
Related Body Corporate	the meaning given in the Corporations Act.
Representative

in relation to a party:

1       a Related Body Corporate of the party; or

2       an Officer of the party or any of the party's Related Bodies Corporate; or

3       an adviser to the party or any of the party's Related Bodies Corporate.

Restriction Period	the period commencing on the date of this agreement and ending on the date that the Takeover Offer closes or lapses.
SEC	U.S. Securities and Exchange Commission
Takeover Offer

the Bidder’s off market bid for all of the Target’s ordinary shares pursuant to the Bidder's Statement (which shall be varied to reflect the Higher Price and other modified terms and conditions in accordance with this agreement).

Term	Meaning
Target Group	the Target and each of its subsidiaries.
Target Shareholders	the shareholders of the Target.

1.2	Interpretation

In this agreement, headings are for convenience only and do not affect interpretation and, unless the context requires otherwise:

(a)	words importing the singular include the plural and vice versa;
(b)	other parts of speech and grammatical forms of a word or phrase defined in this agreement have a corresponding meaning;
(c)	a reference to a person includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture, a partnership, a trust and any Government Agency;
(d)

a reference to a clause, party, attachment, exhibit or schedule is a reference to a clause of, and a party, attachment, exhibit and schedule to this agreement, and a reference to this agreement includes any attachment, exhibit and schedule;

(e)

a reference to a statute, regulation, proclamation, ordinance or by law includes all statutes, regulations, proclamations, ordinances or by laws amending, consolidating or replacing it, whether passed by the same or another Government Agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by laws issued under that statute;

(f)	a reference to any document (including this agreement) is to that document as varied, novated, ratified or replaced from time to time;
(g)	the word “includes” in any form is not a word of limitation;
(h)	a reference to “$” or “dollar” is, unless otherwise stated, to Australian currency;
(i)	a reference to any time is, unless otherwise indicated, a reference to that time in Sydney, Australia; and
(j)	a term defined in or for the purposes of the Corporations Act has the same meaning when used in this agreement.
1.3	Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

1.4	Contra proferentem excluded

No term or condition of this agreement will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this agreement or that provision.

2	Variation of Takeover Offer and Recommendation

2.1	Variation of Takeover Offer
(a)

The Bidder must, immediately following the execution of this agreement, release to the ASX a public announcement of its intention to and take all actions necessary to validly vary the terms of the Takeover Offer so as to:

(1)	increase the consideration payable to the Target Shareholders who accept the Takeover Offer to the Higher Price;
(2)

give the Target Shareholders who accept the Takeover Offer the right to retain the whole of the Interim Dividend without any reduction to the Higher Price payable to the Target Shareholders who accept the Takeover Offer; and

(3)	free the Takeover Offer from all defeating conditions to the Takeover Offer other than the 90% Condition.

Without limiting the foregoing, the Bidder must lodge with ASIC and the Target the required notice under section 650D of the Corporations Act and lodge with ASX the required notice under section 650F of the Corporations Act as soon as practicable. The notice under section 650D must be sent to Target Shareholders no later than the time at which the supplementary Bidder’s Statement is sent to Target Shareholders in accordance with clause 2.3(a).

(b)

The public announcement referred to in clause 2.1(a) must also state that the Bidder will, subject to obtaining any necessary ASIC modifications to the Corporations Act and Takeovers Panel approval (if required), vary the terms of the Takeover Offer so that Target Shareholders who accept the Takeover Offer are given the option (in addition to the existing options available under the Takeover Offer) to accept the Australian Dollar Price for the first 2,000 ordinary shares in the Target held by that Target Shareholder or by a nominee on behalf of that Target Shareholder based on the register of members of the Target on 12 April 2007, and the Bidder must promptly apply to ASIC for the modifications required to facilitate the variations referred to in this clause 2.1(b). As soon as practicable after the receipt of the required modifications from ASIC, the Bidder must take all actions necessary to validly vary the terms of the Takeover Offer in the manner contemplated by this clause 2.1(b) and make a public announcement of such variation.

2.2	Recommendation
(a)

The Target’s directors must, immediately following the announcement by the Bidder under clause 2.1(a), release to the ASX a public announcement in relation to the Takeover Offer stating the Target board’s unanimous intention to recommend the Takeover Offer at the Higher Price, in the absence of a superior proposal, and that each Target director intends to accept the Takeover Offer in respect of his shares in Target, in the absence of a superior proposal.

(a)

Within 5 Business Days after the Bidder varies the Takeover Offer in the manner referred to in clause 2.1(a) and files an amended Schedule TO and supplementary Bidder’s Statement in the manner referred to in clause 2.3, the Target’s directors will issue a supplementary target's statement in relation to the Takeover Offer containing:

(1)	a unanimous recommendation by the directors of the Target to the Target Shareholders that the Takeover Offer at the Higher Price (as modified in accordance with this agreement) be accepted; and
(2)	a statement that each Target director intends to accept the Takeover Offer at the Higher Price in respect of his shares in Target,

in each case, in the absence of a superior proposal.

2.3	Notice to the ASX, ASIC and SEC

The Bidder must ensure that the announcement of the Bidder’s intention to vary the terms of the Takeover Offer and the variation of the Takeover Offer referred to in clause 2.1, and the Target must ensure that the announcement of the Target directors’ intention to recommend the Takeover Offer and the Target directors’ recommendation referred to in clause 2.2, is notified to the ASX, ASIC and SEC in accordance with applicable laws. Without limitation of the foregoing:

(a)

the Bidder must, within 5 Business Days of the announcement referred to in clause 2.1(a), (i) file with ASIC and the ASX a supplementary Bidder's Statement in relation to the variation of the terms of the Takeover Offer in accordance with clause 2.1(a), (ii) file with the SEC an amended Schedule TO which contains such supplementary Bidder's Statement and (iii) disseminate to the Target Shareholders the supplementary Bidder's Statement and Schedule TO amendment in accordance with applicable law; and

(b)

the Target must, as soon as practicable after the Bidder varies the Takeover Offer in the manner referred to in clause 2.1(a) and files a supplementary Bidder’s Statement and an amended Schedule TO in the manner referred to in this clause 2.3, (i) file with ASIC and the ASX a supplementary Target's Statement which includes the recommendation referred to in clause 2.2, (ii) file with the SEC an amended Schedule 14D-9 which contains such supplementary Target's Statement and (iii) disseminate to the Target Shareholders the supplementary Target's Statement and Schedule 14D-9 amendment in accordance with applicable law.

2.4	Announcements

Each party must provide the other with a draft of their respective initial press releases with respect to the matters referred to in clause 2.1 and 2.2 and the documents referred to in clause 2.3 prior to their publication.

3	Target undertakings

3.1	No solicitation

Subject to the Bidder complying with its obligations under clause 2.1, during the Restriction Period, the Target must ensure that neither it nor any of its Representatives, except with the prior written consent of the Bidder, directly or indirectly solicits, initiates or invites any enquiries, discussions or proposals with respect to, or to undertake due diligence in connection with, a Competing Proposal.

3.2	No talk
(a)

Subject to the Bidder complying with its obligations under clause 2.1 and subject also to clause 3.5, during the Restriction Period, the Target must ensure that neither it nor any of its Representatives, except with the prior written consent of the Bidder, negotiates or enters into, continues or participates in any discussions or negotiations with any third party (other than the Bidder and its affiliates and Representatives) with respect to a Competing Proposal, even if:

(1)	that person’s Competing Proposal was not directly or indirectly solicited, initiated, or encouraged by the Target or any of its Representatives; or

(2)	that person has publicly announced their Competing Proposal.

The Target must immediately terminate any such discussions or negotiations that are underway at the date of this agreement. If the Target has provided any confidential information to any third party since 30 October 2006 in connection with such third party’s consideration of a possible Competing Proposal, the Target must immediately request in writing the return or destruction by such third party of such confidential information.

3.3	Conduct of business
(a)

Subject to the Bidder complying with its obligations under clause 2.1 and subject also to clause 3.5, during the Restriction Period, the Target will not, and will procure that the Target Group will not:

(1)	convert any or all or all of its shares into a larger or smaller number of shares or resolve to reduce its share capital in any way; or
(2)	issue or agree to issue shares or convertible notes or grant or agree to grant an option over its shares;

except in relation to matters for which the Bidder has given its prior written consent (such consent not to be unreasonably withheld).

(b)

Subject to the Bidder complying with its obligations under clause 2.1 and subject also to clause 3.5, during the shorter of the Restriction Period and the period commencing on the date of this agreement and ending 3 months later, the Target:

(1)	will conduct, and will procure that the Target Group conducts, the business of the Target Group in the usual and ordinary course of business;
(2)	will not, and will procure that the Target Group does not, charge or agree to charge, the whole or a substantial part, of its business or property; and
(3)

will not, and will procure that the Target Group does not, make any material acquisitions or disposals or undertake any new commitments which would have breached the condition set out in clause 8.6(h) of the Bidder's Statement had it not been waived by the Bidder, except in relation to matters for which the Bidder has given its prior written consent (such consent not to be unreasonably withheld).

(c)

At the direction of the Bidder but subject to the Bidder complying with its obligations under clause 2.1 and subject also to clause 3.5, following the Bidder acquiring a relevant interest in the Target of not less than 90% and commencing the compulsory acquisition process under the Corporations Act, the Target must sign and become a party to an amended Hold Separate Stipulation and Order containing the same provisions as those contained in the Hold Separate Stipulation and Order executed in connection with the DOJ Settlement. Cemex indemnifies the Target and each of its directors from any claim, action, damage, loss, liability, cost, expense or payment of whatever nature and however arising which the Target or any of its directors suffers, incurs or is liable for in connection with the Target’s entry into and compliance with this clause 3.3(c) and the performance of obligations under the amended Hold Separate Stipulation and Order required to be signed by the Target in the circumstances referred to in this clause 3.3(c). The indemnity in this clause 3.3(c) in so far as it is in favour of the Target’s directors takes effect as a deed poll by Cemex in favour of each of the directors of Target as at the date of this agreement who may enforce the indemnity directly against Cemex.

(d)

Subject to the Bidder complying with its obligations under clause 2.1, if so requested by Cemex, the Target will discuss with the DoJ an amended Hold Separate Stipulation and Order and, if such an amended Hold Separate Stipulation and Order is mutually agreed among Cemex, the Target and the DoJ, the Target must enter into such an amended Hold Separate Stipulation and Order. Nothing in such an amended Hold Separate

Stipulation and Order shall (1) commit or require the Target to make any divestiture, and Cemex and the Target further acknowledge that the fact and terms of any such divestiture of assets of the Target shall require the approval of the Target board (as reconstituted) after the occurrence of a Divestiture Trigger or (2) require the Target board to take or agree to take any action, or refrain from taking any action, that would or would be likely to be inconsistent with its fiduciary or statutory duties under Australian law. Cemex indemnifies the Target and each of its directors from any claim, action, damage, loss, liability, cost, expense or payment of whatever nature and however arising which the Target or any of its directors suffers, incurs or is liable for in connection with the Target’s entry into and compliance with this clause 3.3(d) and the performance of obligations under any amended Hold Separate Stipulation and Order signed by the Target in the circumstances referred to in this clause 3.3(d). The indemnity in this clause 3.3(d) in so far as it is in favour of the Target’s directors takes effect as a deed poll by Cemex in favour of each of the directors of Target as at the date of this agreement who may enforce the indemnity directly against Cemex.

3.4	Other obligations
(a)

Subject to the Bidder complying with its obligations under clause 2.1 and subject also to clause 3.5, during the Restriction Period, the Target must not pay a dividend, other than annual and half yearly dividends consistent with past practice (provided that nothing in this clause 3.4(a) prejudices the Bidder’s rights under clause 8.8(e) of the Bidder’s Statement in respect of such dividend), or undertake a buy-back, capital return or other payment to shareholders without the consent of the Bidder.

(b)

Subject to the Bidder complying with its obligations under clause 2.1 and subject also to clause 3.5, in the absence of a superior proposal existing at the time, the Target will use all reasonable efforts to facilitate the Takeover Offer and the acceptance of the Takeover Offer by the Target Shareholders.

(c)

Subject to the Bidder complying with its obligations under clause 2.1 and subject also to clause 3.5, if a Competing Proposal is announced or is received by the Target which the Target directors consider is superior to the Takeover Offer and as a consequence of which the Target directors intend to change or withdraw their recommendation in respect of the Takeover Offer, the Target must notify the Bidder of the material terms of, but not the identity of the party making, the Competing Proposal (if it has not been publicly announced) and the Target directors must delay publicly announcing the change or withdrawal of their recommendation for 48 hours from the time that the Bidder became aware of the Competing Proposal (either by way of the public announcement of the Competing Proposal or by way of a notice from the Target).

(d)

Subject to the Bidder complying with its obligations under clause 2.1 and subject also to clause 3.5, if requested by the Bidder, at a time after the Bidder has received acceptances under the Takeover Offer in respect of more than 50% of the Target’s issued shares, the Target must allow not more than 3 Representatives, notified by the Bidder to the Target and approved by the Target acting reasonably, to have access to information of the Target solely for the purpose of investigating whether assets of the Target the subject of the DOJ Settlement can be sold as self sustaining entities. Nothing in this clause 3.4(d) requires the Target to give the Bidder’s Representatives (or any other person) access to information which the Target considers to be competitively or commercially sensitive. Before the Target will allow the Bidder’s Representatives access to any information pursuant to this clause 3.4(d), the Bidder, Cemex and each of the 3 Representatives referred to above must enter into such confidentiality undertakings as may be reasonably required by the Target and must comply with such other reasonable requirements as the Target may direct in relation to such access.

3.5	Exceptions

Nothing in clauses 3.2, 3.3 or 3.4 prevents the Target or the Target Directors from taking or refusing to take any action provided that the Target Directors have determined, in good faith after having consulted with their external legal and financial advisers, that failing to take, or failing to refuse to take, such action would or would be likely to constitute a breach of the Target Directors' fiduciary or statutory obligations.

4	Representations and warranties

Each party represents and warrants to each other party that:

(a)	its execution and delivery of this agreement has been properly authorised by all necessary corporate actions; and
(b)	it has full corporate power and lawful authority to execute, deliver and perform its obligations under this agreement.
5	General

5.1	No representation or reliance
(a)

Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this agreement or any other, except for representations or inducements expressly set out in this agreement.

(b)

Each party acknowledges and confirms that it does not enter into this agreement in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this agreement.

5.2	Notices

Any communication under or in connection with this agreement:

(a)	must be in writing;
(b)	must be addressed as shown below:
Party	Address	Addressee	Fax
Bidder	Level 4 126 Phillip St Sydney NSW	Ian Hopkins	612 9230 5333
Rinker	Level 8, Tower B, 799 Pacific Hwy Chatswood NSW	Company Secretary	612 9412 6666
Cemex	Av. Ricardo Margain Zozaya 325, C.P. 66265 San Pedro Garza Garcia, N.L. Mexico	Ramiro Villarreal, Senior Vice President and General Counsel	+52 81 8888 4399

(or as otherwise notified by that party to the other party from time to time);

(c)	must be signed by the party making the communication or by a person duly authorised by that party;
(d)	must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with clause 5.2(b); and
(e)	is regarded as received by the addressee:
(1)

if sent by prepaid post, on the third Business Day after the date of posting to an address within the country in which it was posted, and on the fifth Business Day after the date of posting to an address outside the country in which it was posted;

(2)

if sent by fax, at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5.00 pm on a Business Day in the place of receipt, when that communication will be regarded as received at 9.00 am on the next Business Day; and

(3)

delivered by hand, on delivery at the address of the addressee as provided in clause 5.2(b), unless delivery is not made on a Business Day, or after 5.00 pm on a Business Day, when that communication will be regarded as received at 9.00 am on the next Business Day.

(f)	References in clause 5.2 to a “Business Day” shall mean a day which is not a Saturday, Sunday or a public holiday in the jurisdiction in which the notice is received.
5.3	Governing law and jurisdiction
(a)	This agreement is governed by the laws of New South Wales.
(b)

Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales and courts competent to hear appeals from those courts. Each party irrevocably waives any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum.

5.4	Waivers
(a)

Failure to exercise or enforce, a delay in exercising or enforcing, or the partial exercise or enforcement of any right, power or remedy provided by law or under this agreement by any party does not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement, of that or any other right, power or remedy provided by law or under this agreement.

(b)	Any waiver or consent given by any party under this agreement is only effective and binding on that party if it is given or confirmed in writing by that party.
(c)	No waiver of a breach of any term of this agreement operates as a waiver of another breach of that term or of a breach of any other term of this agreement.

5.5	Counterparts

(a)	This agreement may be executed in any number of counterparts.
(b)	All counterparts, taken together, constitute one instrument.
(c)	A party may execute this agreement by signing any counterpart.

5.6	Termination

This agreement will terminate upon the earliest of the close, lapse or withdrawal of the Takeover Offer or four months from the date of this agreement.

Signing page

Executed as an agreement (and as a deed poll for the purposes of clauses 3.3 (c) and (d))

Cemex Australia Pty Limited
Signed for Cemex Australia Pty Limited
sign here	/s/ Ramiro G. Villareal Morales

Secretary/Director
print name	Ramiro G. Villareal Morales

sign here	/s/ Hector Medina Aguiar

Director
print name	Hector Medina Aguiar

Cemex, S.A.B. de C.V
Signed for Cemex, S.A.B. de C.V
sign here	/s/ Hector Medina Aguiar

Authorised Officer
print name	Hector Medina Aguiar

sign here	/s/ Ramiro G. Villareal Morales

Witness
print name	Ramiro G. Villareal Morales

Signing page

Rinker Group Limited
Signed for Rinker Group Limited
sign here	/s/ P.B. Abraham

Secretary/Director
print name	P.B. Abraham

sign here	/s/ J.P. Morschel

Director
print name	J.P. Morschel